UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AUDIOCODES LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Senior Convertible Notes due 2024
(Title of Class of Securities)

050732AB2 and 050732AA4
(CUSIP Number of Class of Securities)

AudioCodes Inc.
2099 Gateway Plaza
San Jose, California 95134
(408) 441-1175
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Neil Gold, Esq.	Itamar Rosen, Adv.	Aaron M. Lampert, Adv.
Manuel G.R. Rivera, Esq.	Vice President, Legal Affairs and Company Secretary	Tuvia Geffen, Adv.
Fulbright & Jaworski L.L.P.	AudioCodes Ltd.	Naschitz, Brandes & Co.
666 Fifth Avenue	1 Hayarden Street	5 Tuval Street
New York, New York 10103	Airport City, Lod, 70151, Israel	Tel Aviv 67897, Israel
Telephone: (212) 318-3000	Telephone: (972) 3-976-4000	Telephone: (972) 3-623-5000
Facsimile: (212) 318-3400	Facsimile: (972) 3-976-4044	Facsimile: (972) 3-623-5005

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$74,998,000	$4,184.89

*	Calculated solely for purposes of determining the filing fee. The Put Option Purchase Price of the 2.00% Senior Convertible Notes due 2024 (the “Notes”), as described herein, is 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest up to but not including the Put Option Purchase Date. As of October 7, 2009, there was $74,998,000 in aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum Put Option Purchase Price of $74,998,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 9, 2004 (the “Indenture”), between AudioCodes Ltd., an Israeli company (“AudioCodes” or the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), for the Company’s 2.00% Senior Convertible Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

        This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents.  The Notes are convertible into ordinary shares, nominal value NIS 0.01 per share, of the Company (“Ordinary Shares”), or, at the Company’s option, cash or a combination of cash and Ordinary Shares, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company maintains its principal executive offices at 1 Hayarden Street, Airport City, Lod, 70151, Israel, and the telephone number there is (972) 3-976-4000.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

    (a)        Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

    (b)        Not applicable.

Item 11.  Additional Information.

    (a)        Not applicable.

    (b)        Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009.

(a)(5)	Press release issued on October 8, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 9, 2004, between the Company and the Trustee, filed as Exhibit 4.2 to the Company's Registration Statement on Form F-3 (Registration No. 333-123859) filed with the Securities and Exchange Commission on April 5, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2009

AUDIOCODES LTD. By: /s/ NACHUM FALEK —————————————— Nachum Falek Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009.

(a)(5)	Press release issued on October 8, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 9, 2004, between the Company and the Trustee, filed as Exhibit 4.2 to the Company's Registration Statement on Form F-3 (Registration No. 333-123859) filed with the Securities and Exchange Commission on April 5, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.